9620 Chesapeake Drive, Suite 201
San Diego, California 92123
(858) 715-5500
www.testmastersinc.com

Federal Supply Schedule Contract number GS-35F-0155L

Testmasters, Inc. is a solutions-based software testing and quality assurance services organization providing software products and services to the Federal government. Testmasters' testing services and tools enable effective test planning, data development, project management, strategy design and IV&V services to ensure software system quality. Testmasters, Inc. works with each client to engineer successful project completion within the unique parameters of the project.

Summary of GSA Contract

GSA Contract:	**GS-35F-0155L**
Contract Period:	**12-29-00 through 12-28-05**
Contractor:	**Testmasters, Inc.** **4167 Avenida de la Plata** **Suite 108** **Oceanside, CA 92056** **760-724-2720 phone** **800-499-3811 toll-free** **760-630-8139 fax** **testmasters@testmastersinc.com** **http://www.testmastersinc.com**
Business Size:	**Small Business**
Tax ID #:	**33-0525155**
Cage Code #:	**1MP56**
DUNS #:	**83-6116483**
Scope of Contract	**Special Item No. 132-33 Perpetual Software Licenses** **Special Item No. 132-34 Maintenance of Software** **Special Item No. 132-50 Training Courses** **Special Item No. 132-51 Information Technology Professional Services** **FSC CLASS 7030 - Microcomputers, Application Software** **FPDS Code U012- Training Courses For Information Technology Equipment And Software** **FPDS Code D301 - IT Facility Operation and Maintenance** **FPDS Code D306 - IT Systems Analysis Services** **FPDS Code D308 - Millennium Conversion Services (Y2K)**

		FPDS Code D311 - IT Data Conversion Services	
		FPDS Code D399 - Other IT Services, NEC	

Special Item No. 132-33 Perpetual Software Licenses			
Special Item No. 132-34 Maintenance of Software			
Special Item No. 132-50 Training Courses			
SIN	**Part Number**	**Description**	**GSA Rate w/ IFF**
132-33		**Test Management System Software (TMS): software product that provides a database facility for software test definition, test tracking and problem tracking.**	
132-33	TMSB/2-6	TMS Basic License (2-6 users)	$ 8,484.84
132-33	TMSS/7-18	TMS Select License (7-18 users)	$ 12,121.20
132-33	TMSP/19-35	TMS Premier License (19-35 users)	$ 18,181.80
132-33	TMSC-Site	TMS Corporate Site License	$ 23,030.28
132-33		**Test Management System Lite (TMS Lite): a simplified software application version of TMS offering software test management and problem tracking. (Technical support at no charge; additional licenses required for upgrades.)**	
132-33	TMSLITE/2-6	TMS Lite Basic License (2-6 users)	$ 1,170.91
132-33	TMSLITE/7-18	TMS Lite Select License (7-18 users)	$ 1,729.29
132-33	TMSLITE/19-35	TMS Lite Premier License (19-35 users)	$ 2,593.94
132-33	TMSLITE-Site	TMS Lite Corporate Site License	$ 3,285.65
132-33		**Problem Reporting System (PRS): software application for problem management and tracking of error and problem information during software testing.**	
132-33	PRSB/2-6	PRS Basic License (2-6 users)	$ 404.04
132-33	PRSS/7-18	PRS Select License (7-18 users)	$ 808.08
132-33	PRSP/19-35	PRS Premier License (19-35 users)	$ 1,454.54
132-33	PRSC-Site	PRS Corporate Site License	$ 2,020.20
132-34	MAINT	TMS Maintenance Contract per year per site	$ 3,030.30
132-50	GTRAINING	Product Training per day (Group training)	$ 909.09

	Special Item No. 132-51 Information Technology Professional Services Labor Category Listings and GSA Rates (Client Site)	
Category Number	**Labor Category**	**GSA Rate**
1	Principal Project Manager for Software Development and Testing	$179.42
2	Project Manager for Software Development and Testing	$153.79
3	Senior Technical Consultant	$141.47
4	Software Test Manager I	$103.76
5	Software Test Manager II	$98.57
6	Senior Test Specialist	$98.57
7	Technical Test Consultant	$88.19
8	Test Specialist I	$68.12
9	Test Specialist II	$57.07
10	Technical Support Specialist	$73.94
11	Technical Administrative Specialist	$80.81
12	Application Tester	$57.07
13	Application Developer	$67.44